UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number 001-40099

GOLD ROYALTY CORP.

(Registrant’s name)

1030 West Georgia Street, Suite 1830

Vancouver, BC V6E 2Y3

(604) 396-3066

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD ROYALTY CORP.

Date: November 15, 2021	By:	/s/ David Garofalo
	Name:	David Garofalo
	Title:	Chief Executive Officer, President and Chairman

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated November 15, 2021